Teva In-Focus: A webinar series for the investment community focusing on Teva’s R&D activities Teva in Focus: New Therapeutic Entities — from Process to Product

Teva unveils new pipeline assets from the NTE program of 2013 in the 2nd Teva R&D In-Focus Webinar
- December 4th @ 8:00am Eastern Time –
 Jerusalem, November 19, 2013 – Developing new pipeline assets through the New Therapeutic Entities (NTE) process, which was launched less than one year ago, is a major element in Teva’s strategy for growth. Join the Teva In-Focus NTE Webinar on December 4th to learn more about some of the product candidates that the NTE process has produced in 2013.
In the latest in the Teva In-Focus webinar series, Teva will outline:

• The steps in the project concept generation, evaluation and selection process
• A few of the projects that have been selected for development
• The expected contributions of these projects over the next few years
The Teva In-Focus NTE webinar will include an in-depth review of certain key projects from the NTE program of 2013. It will outline the global market and unmet needs for each. Highlight the approach and technologies Teva is using to improve upon known molecules to address these unmet needs. Finally, it will provide a clear picture of the development plans and expected benefits for this will create for clinicians, patients and
Teva.

Dr. Michael Hayden, Teva’s President of Global R&D and Chief Scientific Officer, will lead the webinar and will be joined by key leaders from
Teva’s NTE program.

A question and answer session will follow the presentation.
Webinar access details:

Meeting Title: Teva NTE Webinar Meeting Date: December 4th, 2013Meeting Time: 8:00 AM [Eastern Time]Duration:
1 Hour 30 MinutesWebcast Link: http://www.media-server.com/m/p/m753rv5e

Dial-in details:US Toll Free1-866-318-8620International1-617-399-5139Participant Passcode92011346
About Teva
Teva Pharmaceutical Industries Ltd. (NYSE: TEVA) is a leading global pharmaceutical company, committed to increasing access to high-quality healthcare by developing, producing and marketing affordable generic drugs as well as innovative and specialty pharmaceuticals and active pharmaceutical ingredients. Headquartered in Israel, Teva is the world’s leading generic drug maker, with a global product portfolio of more than
1,000 molecules and a direct presence in about 60 countries. Teva’s branded businesses focus on CNS, oncology, pain, respiratory and women’s health therapeutic areas as well as biologics. Teva currently employs approximately 46,000 people around the world and reached $20.3 billion in net revenues in 2012.

Teva’s Safe Harbor Statement under the U. S. Private Securities Litigation Reform Act of 1995:

This release contains forward-looking statements, which express the current beliefs and expectations of management. Such statements are based on management’s current beliefs and expectations and involve a number of known and unknown risks and uncertainties that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to: the ability to reduce operating expenses to the extent and during the timeframe intended by our cost restructuring program; our ability to develop and commercialize additional pharmaceutical products, including our ability to develop, manufacture, market and sell biopharmaceutical products, competition for our innovative products, especially COPAXONE® (including competition from innovative orally-administered alternatives, as well as from potential purported generic equivalents), competition for our generic products (including from other pharmaceutical companies and as a result of increased governmental pricing pressures), competition for our specialty pharmaceutical businesses, our ability to achieve expected results through our specialty, including innovative, R&D efforts, the effectiveness of our patents and other protections for innovative products, decreasing opportunities to obtain U.S. market exclusivity for significant new generic products, our ability to identify, consummate and successfully integrate acquisitions, the effects of increased leverage as a result of recent acquisitions, the extent to which any manufacturing or quality control problems damage our reputation for high quality production and require costly remediation, our potential exposure to product liability claims to the extent not covered by insurance, increased government scrutiny in both the U.S. and Europe of our agreements with brand companies, potential liability for sales of generic products prior to a final resolution of outstanding patent litigation, our exposure to currency fluctuations and restrictions as well as credit risks, the effects of reforms in healthcare regulation and pharmaceutical pricing and reimbursement, any failures to comply with complex Medicare and Medicaid reporting and payment obligations, governmental investigations into sales and marketing practices (particularly for our specialty pharmaceutical products), uncertainties surrounding the legislative and regulatory pathways for the registration and approval of biotechnology based products, adverse effects of political or economical instability, corruption, major hostilities or acts of terrorism on our significant worldwide operations, interruptions in our supply chain or problems with our information technology systems that adversely affect our complex manufacturing processes, any failure to retain key personnel or to attract additional executive and managerial talent, the impact of continuing consolidation of our distributors and customers, variations in patent laws that may adversely affect our ability to manufacture our products in the most efficient manner, potentially significant impairments of intangible assets and goodwill, potential increases in tax liabilities, the termination or expiration of governmental programs or tax benefits, environmental risks and other factors that are discussed in our Annual Report on Form 20-F for the year ended December 31, 2012 and in our other filings with the U.S. Securities and Exchange Commission. Forward-looking statements speak only as of the date on which they are made and the Company undertakes no obligation to update or revise any forward looking statement, whether as a result of new information, future events or otherwise.

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